SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 30, 2006

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

 X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

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Financial statements as of and for the three month period ended March 31, 2006.

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TRANSPORTADORA DE GAS DEL SUR S.A. (“TGS” or “the Company”)

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006 (1

1() Not covered by the Auditor’s Report of Independent Accountants except for items 4, 5 and 7.

)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of March 31, 2006 and 2005, which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in notes 2.b. to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas  (National Gas Regulatory Agency in Argentina, “ENARGAS”).

The Company’s audited consolidated interim financial statements for the three-month periods ended March 31, 2006, 2005, 2004, 2003 and 2002 have been audited by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), independent auditors.

1- Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine Executive Branch (“Executive Branch”) issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income for the three-month periods ended March 31, 2006 and 2005 would not be significant.

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2. Results of Operations

The following table presents a summary of the results of operations for the three-month periods ended March 31, 2006 and 2005:

	2006	2005	Variation
	(in millions of pesos)
Net revenues	339.7	231.5	108.2
Gas transportation	121.9	109.5	12.4
NGL production and commercialization	199.5	107.6	91.9
Other services	18.3	14.4	3.9
Costs of sales	(140.8)	(112.2)	(28.6)
Operating costs	(94.2)	(64.4)	(29.8)
Depreciation and amortization	(46.6)	(47.8)	1.2
Gross profit	198.9	119.3	79.6
Administrative and selling expenses	(31.2)	(19.4)	(11.8)
Operating income	167.7	99.9	67.8
Other (expense) / income, net	(0.4)	4.9	(5.3)
Equity in (losses) / earnings of affiliates	(0.6)	0.2	(0.8)
Net financial expense	(73.3)	(3.4)	(69.9)
Income tax expense	(3.0)	(8.4)	5.4
Net income	90.4	93.2	(2.8)

Overview

For the three-month period ended March 31, 2006, the Company has reported a net income of Ps. 90.4 million, in comparison to the Ps. 93.2 million net income recorded in the same period of 2005. This decrease basically reflects the negative variation of the net financial expense generated by foreign exchange loss by Ps. 76.8 million, partially offset by an increase in the operating income of Ps. 67.8 million as a consequence of the higher performance of the NGL production and commercialization segment.

Net revenues

Gas transportation

Gas transportation services is the main business activity of the Company and represented approximately 36% and 47% of total net revenues earned during the three-month periods ended March 31, 2006 and 2005, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for three-month period ended March 31, 2006 increased by 11.3% as compared to the same period of 2005. This increase was a consequence of a Ps. 8.5 million impact generated by the new firm transportation contracts that came into effect as a consequence of the San Martín pipeline expansion ended in August 2005, which increased the transportation capacity by 2.9 MMm3/d (102 MMcf/d). This expansion generated revenues of Ps. 5.7 million in the three-month period ended March 31, 2006.

This project involved the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units.

This expansion was carried out within the framework of the Decree No. 180/04 issued by the Executive Branch and the Resolution No. 185/04 issued by the Ministry of Federal Planning and Public Service, which allows the creation of trust fund to finance gas transportation system expansions in light of the lack of expansion of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License is still pending) and a growing gas demand in certain segments of the Argentine economy.

The trust fund created for this expansion financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including Value Added Tax for U$S 7 million). TGS investment will generate Ps. 23 million annual revenues, calculated in basis of the 80% of the current tariffs. The 20% remaining will be collected by the trust fund. Additionally, the trust fund will collect an additional specific charge, which will be finally paid by industries, power plants and CNG suppliers which gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the outstanding tariffs.

Revenues related to the interruptible transportation service might be affected in the future due to the creation of the Gas Electronic Market in line with the provisions of the Executive Branch Decree No. 180/04 (for further information on this issue and on the current status of tariff renegotiation see Note 7.b. to the consolidated financial statements). Revenues related to this service amounts to Ps. 8.1 million and Ps. 4.5 million for the three-month periods ended March 31, 2006 and 2005, respectively.

NGL production and commercialization

As opposed to the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 59% and 46% of TGS’s total net revenues during the three-month periods ended March 31, 2006 and 2005, respectively. NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production of propane and butane to NGL marketers in the local market. These products and natural gasoline are exported to Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A. at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. (“Polisur”) at agreed prices.

NGL production and commercialization revenues increased by Ps. 91.9 million in the three-month period ended March 31, 2006, as compared to the same period in 2005, mainly due to a rise of international prices and a 36% increase in the volumes sold.

Other services

The Other services segment is not subject to regulations by ENARGAS.

The Company renders services called “midstream”, that mainly consist in gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants.

Other Services revenues include telecommunication services rendered by Telcosur S.A., a company controlled by TGS. Revenues from Other Services segment increased by Ps. 3.9 million in the three-month period ended March 31, 2006 as compared to the same period of 2005, mainly due to construction services rendered to Sipetrol S.A. related to the construction of a treatment and compressor plant in an oil field located in Tierra del Fuego Province.

Cost of sales and administrative and selling expenses

Cost of sales and administrative and selling expenses for the three-month period ended March 31, 2006 increased by approximately Ps. 40.4 million as compared to the same period of 2005. This variation derives mainly from: (i) Ps. 16.9 million of higher NGL production costs due to higher purchases of raw materials for the NGL production and increases in the prices of the natural gas; (ii) Ps. 8.3 million of higher taxes and contributions caused basically by increases in exports; and (iii) Ps. 5.6 million due to higher labor costs.

Net financial expense

Net financial expense for the three-month period ended March 31, 2006 reported a positive variation of Ps. 69.9 million as compared to the three-month period of 2005.  The breakdown of net financial expense is as follows:

	2006	2005
	(in millions of pesos)
Generated by assets
Interest income	4.8	3.5
Foreign exchange gain / (loss)	11.6	(10.9)
Other financial results, net	1.9	0.1
Subtotal	18.3	(7.3)

Generated by liabilities
Interest expense	(45.9)	(50.1)
Foreign exchange (loss) / gain	(42.2)	57.1
Other expenses and financial charges	(3.5)	(3.1)
Subtotal	(91.6)	3.9
Total	(73.3)	(3.4)

The variation is mostly attributable to the combined effect of the impact of the devaluation of the Argentine Peso of 1.6% in the first quarter of 2006 on the dollar-denominated net monetary position of TGS that generated an exchange rate loss of Ps. 30.6 million, and the appreciation of the Argentine Peso of 2.1% in the first quarter of 2005, which generated an exchange rate gain of Ps. 46.2 million.

Other (expense) / income, net

Other income, net recorded in the first quarter 2005 included the reversal of an allowance of Ps. 5.6 million due to a favorable Court ruling in connection with a legal action filed by the Argentine Tax Authority (“AFIP”) against TGS.

Income tax

For the first quarter of 2006, the Company reported a Ps. 3.0 million income tax expense, which decreased by Ps. 5.4 million in comparison to the same period 2005, basically due to a lower taxable income in the first quarter of 2006.

3. Liquidity

The Company’s primary sources and uses of cash during the three-month periods ended March 31, 2006 and 2005, are shown in the table below:

	2006	2005	Variation
	(in millions of pesos)
Cash flows provided by operating activities	194.8	122.7	72.1
Cash flows used in investing activities	(40.6)	(42.3)	1.7
Cash flows provided by / (used in) financing activities	0.6	(25.6)	26.2
Net increase in cash and cash equivalents	154.8	54.8	100.0

Cash flows from operating activities for the three-month period ended March 31, 2006, amounted to Ps. 194.8 million. These funds were applied as follows: (i) to investing activities Ps. 40.6 million, and (ii) the remainder to increase TGS’s cash position.

4. Consolidated Balance Sheet Summary

Summary of the consolidated balance sheet information as of March 31, 2006, 2005, 2004, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2006	2005	2004	2003	2002
Current assets	885,935	599,650	920,222	474,619	458,473
Non-current assets	4,458,447	4,519,734	4,625,176	4,797,219	6,695,954
Total	5,344,382	5,119,384	5,545,398	5,271,838	7,154,427

Current liabilities	395,816	298,704	3,376,053	3,282,684	2,028,059
Non-current liabilities	2,434,042	2,520,885	10,256	2,041	3,435,189
Subtotal	2,829,858	2,819,589	3,386,309	3,284,725	5,463,248
Shareholders’ equity	2,514,524	2,299,795	2,159,089	1,987,113	1,691,179
Total	5,344,382	5,119,384	5,545,398	5,271,838	7,154,427

5. Consolidated Statements Of Income Summary

Summary of the consolidated statements of income information for the three-month periods ended March 31, 2006, 2005, 2004, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 2.b. to the consolidated financial statements)
	2006	2005	2004	2003	2002
Operating income	167,706	99,846	116,851	94,249	132,222
Other (expense) / income, net	(411)	4,949	187	(2,637)	(1,285)
Equity in (losses) / earnings of affiliates	(615)	225	(876)	1,584	(1,586)
Net financial (expense) / income	(73,260)	(3,376)	(11,400)	26,998	(862,931)
Net income / (loss) before income tax	93,420	101,644	104,762	120,194	(733,580)
Income tax (expense) / benefit	(3,003)	(8,449)	(4,345)	94,421	43,859
Net income / (loss)	90,417	93,195	100,417	214,615	(689,721)

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6. Statistical Data (Physical Units)

First quarter ended March 31,

Gas Transportation	2006	2005	2004	2003	2002
Average firm contracted capacity (thousands of m³/d)	71,400	65,031	61,792	61,337	61,587
Average daily deliveries (thousands of m³/d)	55,885	58,633	55,109	45,733	41,473

NGL production and commercialization
* Production
Ethane (metric tons “mt”)	89,498	75,437	96,498	86,658	76,669
Propane and butane (mt)	136,940	104,255	144,860	109,839	111,867
Natural Gasoline (mt)	29,495	21,411	29,347	20,394	20,175
• Local market sales (a)
Ethane (mt)	89,498	75,437	96,498	86,658	76,669
Propane and butane (mt)	55,810	46,106	49,912	57,366	44,743
Natural Gasoline (mt)	1,224	1,208	2,703	2,265	2,869
• Exports (a)
Propane and butane (mt)	91,059	55,060	90,416	52,433	60,080
Natural Gasoline (mt)	31,713	20,622	29,986	14,373	11,869

(a)  Include natural gas processed on behalf of third parties.

7. Comparative ratios

	As of March 31,
	2006	2005	2004	2003	2002
Liquidity (Current assets to current liabilities)	2.24	2.01	0.27	0.14	0.23
Shareholder’s equity to total liabilities	0.89	0.82	0.64	0.60	0.31
Non current assets to total assets	0.83	0.88	0.83	0.91	0.94

8. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2006	2005	2004	2003	2002
January	3.25	3.37	3.16	1.06	1.78
February	3.20	3.55	3.06	1.29	1.20
March	3.19	3.40	3.08	1.22	1.05
April	3.11	3.04	2.54	1.66	0.82
May		3.60	2.38	1.63	0.64
June		3.26	2.37	1.77	0.51
July		3.65	2.53	1.76	0.61
August		3.64	2.58	1.67	0.95
September		3.79	2.86	1.87	0.94
October		3.80	3.06	1.88	1.10
November		3.50	3.03	2.18	1.27
December		3.36	3.05	2.65	1.10

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9. Outlook

TGS’s key goal is the re-composition of the Company’s economic value for its shareholders through the outlining of a predictable and stable regulatory framework, including an overall tariff review which will restore the profitability of our regulated business. The Company should also reach agreements related to the expansion regime in the mid and long-term. TGS’s Management firmly believes that once the Company have reached an agreement on the regulatory framework, it will be able to seize new growth opportunities in the gas transportation business, which allow the Company to meet the gas demand growth.

In the non-regulated segment, TGS will focus its strategy on the improvement of margins and the increase of production volumes, by means of long-term agreements with producers for gas supply and strategic alliances with customers. The Company is certain that this course of action will enable TGS to seize further market opportunities. In the Other Services segment, its future strategy is aimed at positioning TGS in transportation infrastructure, liquids and midstream businesses, both in the local and regional markets.

The Company will also strive to maintain its high operational standards, its high reliability and availability indicators, ensuring overall operative efficiency and implementing -among other steps- a procurement strategy for the main goods and services that are pivotal to its competitiveness.

Buenos Aires, May 4, 2006.

                                                                                   João Bezerra

                                                                                  Chairman

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE FISCAL YEARS ENDED MARCH 31, 2006 AND 2005

	2006						2005
	Shareholders´ contributions			Retained Earnings			
	Common stock nominal value	Cumulative inflation adjustment to common stock	Subtotal	Legal reserve	Retained earnings	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	154,446	330,154	2,424,107	2,206,600
Appropriation to legal reserve (1)	-	-	-	10,875	(10,875)	-	-
Net income for the year	-	-	-	-	90,417	90,417	93,195
Balances at the end of the year	794,495	1,145,012	1,939,507	165,321	409,696	2,514,524	2,299,795

The accompanying notes are an integral part of these interim consolidated financial statements.

(1) Resolutions of the Ordinary Shareholders' Meeting held on March 20, 2006.

João Bezerra
Chairman

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TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders “midstream” services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía, 40% by an Argentine affiliate of ABN AMRO BANK N.V. Trust, (“the Trust”), and the remainder 10% by a subsidiary of Enron Corp. (“Enron”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Petrobras Energía and Enron subsidiaries on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Energía and its subsidiaries transferred their TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

The second stage will be implemented through the Restructuring Agreement signed on September 7, 2005 among CIESA, its current shareholders and its creditors. This agreement consists of two stages: the first one that is the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million that has been completed, and the second one that will be achieved once the approvals of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), ENARGAS and Comisión Nacional de la Defensa de la Competencia are obtained, the cancellation of the remaining debt through CIESA’s transfer to its creditors of TGS class “B” common shares that represents approximately the 4.3% TGS’s shareholding (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by a subsidiary of Enron), and the issuance of new CIESA’s shares in such a manner that the creditors will hold the 50% of the common stock, while the remaining 50% will be held by Petrobras Energía.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in b. in the present note) and the regulations of the CNV and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated interim financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated interim financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), which have been consolidated following the methodology established in Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of March 31, 2006 and 2005, and December 31, 2005 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31,	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

For consolidation purposes for the three-month periods ended March 31, 2006 and 2005 unaudited financial statements of Telcosur have been used. For the year ended December 31, 2005, audited financial statements of Telcosur have been used.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could be significantly different from such estimates.

Estimates and assumptions include the expected impacts on the consolidated interim financial statements of the Company as of March 31, 2006 caused by the measures adopted by the Argentine Government (relating to the economic crisis that started in December 2001). The projections contemplate alternative scenarios based on macroeconomic, financial, market and regulatory assumptions, including assumptions about the result of the License renegotiation process (see Note 7.a) which are considered probable, and are aimed at restoring the financial condition of the Company. Actual results could materially differ from such evaluations and estimates, and such differences might be significant.

Interim consolidated financial statements for the three-month periods ended March 31, 2006 and 2005 are unaudited. The unaudited interim consolidated financial statements include, in the opinion of the management, all adjustments, consisting only of normal adjustments that are considered necessary for a fair presentation of the information in the financial statements. Results for three-month periods ended March 31, 2006 and 2005 do not necessarily reflect the portion of the Company’s result for the complete fiscal year. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of results that may be expected for any future periods.

b)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the three-month periods ended March 31, 2006 and 2005 would not be significant.

c)

Harmonization of accounting standards

In August 2005, CPCECABA approved the Resolution CD No. 93/05, which incorporates changes in the professional accounting standards, as a consequence of an agreement with the Argentine Federation in order to harmonize accounting standards in Argentina. The above mentioned resolution will come into effect as from January 1, 2006, however the application of certain standards is mandatory as from January 1, 2008. Nevertheless, in December 2005, the CNV issued Resolutions No. 485 and No. 487, which adopt the resolution issued by the CPCECABA with certain modifications, and its application is required for the fiscal years started as from January 1, 2006.

The new accounting standards establish, among other things: (i) the utilization of discounted cash flows, at an interest rate that contemplates the time value of the money and the specific risk of the assets, in assesing the recoverability of property, plant and equipment; (ii) the valuation at nominal value of deferred tax assets and liabilities and (iii) the recognition of the effects of the inflation adjustment as a temporary difference for purposes of the calculation of the deferred tax position. If the company has not previously recognized this difference as temporary, it is permitted not to record the resulting deferred tax liability, but the company should disclose it in notes to the financial statements instead. The Company decided to apply this last criterion. (Note 2.l).

d)

Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest if applicable at the end of each period / year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

f)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and in the hands of third parties, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its recoverable value.

g)

Current investments

Bank accounts, private bonds and fixed-term deposits in local and foreign currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds and government bonds in foreign currency have been valued at their respective fair value.

h)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement or the interest rate for savings accounts of Banco de la Nación Argentina, in effect at the moment of the acquisition or incurrence of such assets or liabilities.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value net of the valuation allowance for non-recoverable deferred tax assets.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, such as Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Exhibit C, which have been prepared applying similar criteria to that used by the Company to prepare its consolidated financial statements. As of March 31, 2006 and December 31, 2005, the investment in Link has been adjusted by Ps. 4,496 and Ps. 4,538, respectively, due to the elimination of intercompany profits.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

The Company’s management is not aware of any significant transactions or events affecting EGS, Link and TGU financial statements, and there have been no significant transactions between TGS and these companies between December 31, 2005 and March 31, 2006.

j)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Contract”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Depreciation: The Company applied the straight-line method assigning specific useful lives for all assets allocated to transportation service and to the NGL production and commercialization. Assets allocated to natural gas transportation service are regulated by Resolutions No. 1,660 and No. 1,903 issued by ENARGAS which establish maximum useful lives applicable to each component of such assets.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.  Gain or loss on retirement of these assets is recognized in income in the year in which such retirement occurs.

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial charges capitalization: The company capitalizes interest and other financial charges on long term construction projects. Interest capitalized was Ps. 767 and Ps. 819 for the three-month periods ended March 2006 and 2005, respectively.

Based on the projections made as discussed in Note 2.a), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

k)

Intangible assets

Intangible assets have been valued at their historical cost, restated to account for the effects of inflation as described in Note 2.b), less accumulated amortization.

The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 was amortized over a five-year period. The cost of the acquisition of licenses is being amortized over a five-year period.

l)

Income tax provision

The Company and its subsidiary have calculated their respective income taxes using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences and tax loss carryforwards based on the legal requirements effective at the time of preparation of these consolidated interim financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Income tax expense for the three- month periods ended March 31, 2006 and 2005 consist of the following:

	2006	2005
Income tax for tax purposes	(358)	(93)
Temporary differences variation	(2,524)	(8,356)
Tax loss carryforwards utilization	(38,070)	(36,281)
Deferred tax assets allowance	37,949	36,281
Income tax expense	(3,003)	(8,449)

The components of the net deferred tax asset and liabilities as of March 31, 2006 and December 31, 2005 are the following:

Non current deferred tax assets and liabilities	03/31/2006	12/31/2005
Allowance for doubtful accounts	98	98
Deferred revenues	(966)	(800)
Present value other receivables	4,238	3,387
Property, plant and equipment, net	(83,322)	(84,050)
Other provisions	795	848
Provision for contingencies	9,450	8,574
Deferred exchange difference (1)	21,750	29,001
Foreign exchange gain generated by current investments	567	(1,198)
Accrued interest from loans	12,631	11,548
Vacation allowance	1,025	1,382
Tax loss carryforwards	231,364	269,434
Deferred tax assets allowance	(106,600)	(144,549)
Net deferred tax asset	91,030	93,675

(1) Corresponds to the loss caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree No. 2,568/02, will be deductible for income tax purposes in five years from 2002 to 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the three-month periods ended March 31, 2006 and 2005 as follows:

	2006	2005
Pre-tax income	93,420	101,644
Statutory income tax rate	35%	35%
Income tax expense at statutory income tax rate	(32,698)	(35,575)
Permanent differences at statutory income tax rate
- Inflation adjustment	(8,189)	(9,134)
- Variation in deferred tax assets allowance	37,949	36,281
- Exempt incomes or non deductible expenses	(158)	12
- Others, not individually significant	93	(33)
Total net income tax expense	(3,003)	(8,449)

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	769,812	2007
Utilization in 2006	(108,771)
Accumulated tax loss carryforward	661,041

(1)

Remainder after the filing of the tax return form for fiscal year 2004 and the allowance for the fiscal year 2005.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at March 31, 2006 and December 31, 2005, the Company recognized a valuation allowance of Ps. 106,600 and Ps. 144,549 against its deferred tax assets, respectively.

As mentioned in Note 2.c), TGS has decided to disclose in note to the consolidated financial statements the deferred tax liability generated by the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment. In compliance with Resolution N° 487, TGS informs that, in the case that liability had been recognized, the deferred tax liability as of March 31, 2006, would have increased in Ps. 748,763, generating a net liability position of Ps. 657,759, and an impact of Ps. 756,935 in the “Adjustment to prior years” account  and an effect of Ps. 8,172 on the Company’s net income would have been recognized. Additionally, in 2006 and subsequent years, TGS would have recorded a lower income tax expense as follows:

Amount
From 04-01-06 to 12-31-06	23,892
Year 2007	32,182
Year 2008	31,448
Year 2009	31,170
Year 2010	30,876
Year 2011 en adelante	599,195
Total	748,763

m)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet.

This tax credit has been recorded at its present value according to what it is mentioned in Note 2.h). Based on the projections made as discussed in Note 2.a), the net book value of the asset tax does not exceed its recoverable value.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The breakdown of the asset tax credit as of March 31, 2006 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	21,618	2015
2006	5,404	2016
Asset tax credit calculated at its nominal value	87,492
Discount to present value	(2,002)
Balance at the end of the year	85,490

n)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable and government bonds. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated interim financial statements reflect that consideration.

In addition, TGS has recognized a valuation allowance to adjust the remaining balance of the tax loss carryforward included in the tax return at the end of each period / year, which based on the income projections, will be utilized before it expires.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated interim financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 9 and Exhibit E.

o)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under “Cumulative inflation adjustment to common stock”, line item in the Statement of Changes in Shareholders’ Equity.

p)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

q)

Statement of income accounts

Accounts relating to the statement of income have been restated considering the following criteria:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets valued at their acquisition cost have been restated to reflect the effects of the inflation as described in Note 2.b).

-Equity in (losses) / earnings of affiliates were determined on the basis of TGS’ affiliates’ results and were disclosed under “Equity in (losses) / earnings of affiliates”.

r)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the three-month periods ended March 31, 2006 and 2005 have been calculated based on 794,495,283 outstanding shares during each period. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues less operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expenses, net, equity in (losses) / earnings of affiliates, net financial expense and income tax expense.

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues among the business segments during the reported periods.

As of and for the three-month period ended March 31, 2006	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	121,897	199,516	18,301	-	339,714
Operating income / (loss)	59,328	112,794	4,957	(9,373)	167,706
Depreciation of property, plant and equipment	35,699	7,376	3,439	741	47,255
Additions to property, plant and equipment (includes work in progress)	21,513	4,008	9,733	406	35,660
Identifiable assets	3,851,056	478,000	201,766	813,560	5,344,382
Identifiable liabilities	54,905	90,327	10,499	2,674,127	2,829,858

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

For the three-month period ended March 31, 2005	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	109,524	107,549	14,407	-	231,480
Operating income / (loss)	52,466	49,883	4,136	(6,639)	99,846
Depreciation of property, plant and equipment	34,660	7,173	3,355	592	45,780
Additions to property, plant and equipment (includes work in progress)	41,513	1,314	18	291	43,136

For the year ended December 31, 2005
Identifiable assets	3,882,854	473,787	183,561	657,028	5,197,230
Identifiable liabilities	68,145	61,074	8,067	2,635,837	2,773,123

The Company renders services of gas transportation principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). The principal customers in terms of net revenues from gas transportation for the three-month periods ended March 31, 2006 and 2005 are as follows:

	2006	2005
MetroGAS S.A.	43,905	42,993
Camuzzi Gas Pampeana S.A.	21,997	19,351
Gas Natural BAN S.A.	17,388	15,142
Petrobras Energía	6,256	6,527
Camuzzi Gas del Sur S.A.	5,329	4,587
Profertil	2,952	2,953
Repsol-YPF	8,934	2,955

The principal customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petróleo Brasileiro S.A., and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the three-month periods ended March 31, 2006 and 2005 are as follows:

	2006	2005
PIFC	172,231	80,487
Polisur	56,097	32,581

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

4.

SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

		03/31/2006	12/31/2005
a)	Current trade receivables
	Gas transportation
	MetroGAS S.A.	16,685	16,828
	Camuzzi Gas Pampeana S.A.	8,275	8,252
	Gas Natural BAN S.A.	7,418	7,489
	Camuzzi Gas del Sur S.A.	1,971	1,982
	Profertil	1,169	1,183
	Repsol-YPF	4,083	5,758
	Related companies	5,744	4,899
	Others	6,320	11,860
	Subtotal	51,665	58,251

	NGL production and commercialization
	Polisur	18,247	10,909
	Pan American Energy LLC (Sucursal Argentina)	6,016	2,153
	Total Austral S.A.	3,347	7,305
	Sociedades relacionadas	43,536	68,751
	Otros	7,185	6,081
	Subtotal	78,331	95,199

	Other services
	Pan American Energy LLC (Argentine Branch)	10,772	7,438
	Profertil	5,044	3,305
	Sipetrol Argentina S.A.	5,860	-
	Related companies	6,008	4,459
	Others	14,226	11,880
	Subtotal	41,910	27,082

	Allowance for doubtful accounts (Exhibit E)	(920)	(920)
	Total	170,986	179,612

b)	Other current receivables
	Tax credits	5,305	8,004
	Prepaid insurance expense	1,823	4,369
	Advanced payments to suppliers	29,036	1,388
	Others	6,833	8,019
	Total	42,997	21,780

c)	Non-current trade receivables
	Other services
	Pan American Energy LLC (Argentine Branch)	20	2,368
	Profertil	15,146	16,025
	Total	15,166	18,393

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

		03/31/2006	12/31/2005
d)	Other non-current receivables
	Deferred income tax (Note 2.l)	91,030	93,675
	Asset tax credit (Note 2.m)	85,490	80,085
	Easement expense to be recovered	4,233	4,233
	Others	4,217	4,169
	Total	184,970	182,162

e)	Current accounts payable
	Suppliers	98,060	91,146
	Advanced payments from customers	38,556	31,968
	Related companies (Note 10)	12,997	4,978
	Total	149,613	128,092

f)	Taxes payable
	Asset tax, net	5,231	6,364
	Turnover tax	1,628	1,539
	Value added tax (“VAT”)	3,736	-
	Tax on exports	11,345	702
	Others	879	2,595
	Total	22,819	11,200

g)	Other liabilities
	Provisions for contingencies (Exhibit E)	26,999	24,497
	Provisions for GdE lawsuit (1)	25,640	43,326
	Other provisions	1,603	689
	Total	54,242	68,512

h)	Non-current accounts payable
	Advanced payments from customers	15,906	17,221
	Total	15,906	17,221

(1) Net of the cost of Cordillerano Pipeline expansion, which amounted to Ps. 17,911 and Ps 17,537 as of March 31, 2006 and December 31, 2005, respectively (Note 9.a.).

5.

SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

Cash and cash equivalents at the end of each period are as follows:

	As of March 31,
	2006	2005
Cash and deposits in banks	4,453	5,640
Current investments, net	663,300	384,970
Total	667,753	390,610

Non-cash transactions are as follows:

	As of March 31,
	2006	2005
Supplier financing to acquisition of Properties, plant And equipments	2,042	6,359
Financial charges capitalization	(343)	-

Cash flows resulting from operations include net financial expense generated by cash and cash equivalent as of March 31, 2006 and 2005 for Ps. 12,837 and Ps. 733, respectively.

6.

LOANS

Detailed information of TGS’s debt profile as of March 31, 2006 and December 31, 2005 is as follows:

	03/31/2006	12/31/2005
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	88,561	63,930
Privately placed notes	13,693	9,875
Inter-American Development Bank (“IDB”) loans	48,267	34,835

1999 EMTN Program: Series 2 notes (1)	154	379

Interests payable	8,075	7,510
Leases (rates between 7.65% and 9.00%)	2,781	2,765
Total current loans	161,531	119,294

Non current loans:
Tranche A
2004 EMTN Program: Series 1 notes	612,419	625,675
Privately placed notes	94,939	96,995
IDB loans	334,139	341,371

Tranches B-A and B-B
2004 EMTN Program: Series 1 notes	786,825	774,061
Privately placed notes	121,937	119,958
IDB loans	429,221	422,258

Interests payable	36,087	32,995
Leases (rates between 7.65% and 9.00%), due through 2008	2,569	3,130
Total non-current loans	2,418,136	2,416,443
Total loans	2,579,667	2,535,737

(1) Corresponds to notes that were not tendered in the exchange.

Debt corresponding to Tranches A, B-A and B-B was issued in December 2004 and was meant to refinance and restructure the terms and conditions of the previous loans, which payments of interest and amortization of principal were suspended in May 2002.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The principal terms of the Company’s outstanding debt obligations are as follows:

Description	Tranche A	Tranches B-A y B-B
Principal	US$ 470,306,281, which represents 52% of the total principal amount.	US$ 409,044,874 y US$ 25,083,940, respectively, representing approximately 48% of the principal amount.
Interests	Ranging from an annual rate of 5.3% for the first year to 7.5% in the sixth year, payable on a quarterly basis.

Ranging from an annual rate of 7% for the first year to 10% in the ninth year, payable on a quarterly basis.

The Tranche B-A debt obligations may also accrue additional interest from the third year onwards at an incremental annual interest rate ranging from 0.75% to 2%, subject to, if applicable, the level of the Company’s consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in the third year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the last year.

Principal amortization	Amortization quarterly payments commencing on March 15, 2005 until December 15, 2010.	Amortization quarterly payments commencing on March 15, 2011 until December 15, 2013.

The outstanding debt obligations include an accelerated amortization feature, referred to as “early cash surplus amortization,” the implementation and amount of which will depend on the Company’s consolidated debt ratio (relationship between the Company’s consolidated total indebtedness and consolidated adjusted EBITDA -each as defined in the new debt obligations-) for the applicable fiscal period and the amount of the Company’s cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that the Company makes. The Company is required to determine whether an early amortization amount is payable with respect to each fiscal year or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010. Early amortization amounts will be calculated and, if applicable, paid to holders of the Company’s new debt obligations following the applicable reference period. The Company will also be required to determine whether an early amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which the Company makes a dividend payment to the Company’s shareholders.  The Company may also, in its sole discretion, make an early amortization payment with respect to any fiscal quarter occurring during the period set forth above.

The schedule of future principal amortizations is as follows (subject to early cash surplus amortization):

	In millions of pesos
	2006	2007	2008	2009	2010	2011	2012	2013
Tranche A	114	145	253	325	354	-	-	-
Tranches B-A and B-B	-	-	-	-	-	549	589	201

The new notes and privately placed notes in a principal amount of US$ 531,870,232 and US$ 82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of US$ 800 million. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes, other than the privately placed notes (which will not be registered on any exchange), was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA") as well as the Mercado Abierto Electrónico (“MAE”).

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Covenants:

The Company is subject to several restrictive covenants under its new debt obligations which include, among others, the following:

i)

The Company may not incur new debt, except for the following, among others:

a.

Debt for the financing of working capital, including short-term financing or imports/exports financing, provided that the aggregate outstanding amount of this type of debt does not exceed US$ 25 million.

b.

Debt for the refinancing of the restructured debt.

c.

As from December 15, 2007, the Company may assume additional indebtedness provided that at the moment of incurring such debt the consolidated debt ratio is lower than 3.50 for any incurrence during the twelve-month period starting as from December 15, 2007. This cap decreases throughout the subsequent years to reach a minimum of 3.00 in the year 2013.

d.

Outstanding financial leasing obligations shall not exceed US$ 10 million at any moment.

e.

Debt related to hedging or foreign currency agreements, provided that such agreements are not entered into for speculative purposes and are required to cover or manage the risk the Company is or is expected to be exposed to in the normal course of business.

ii)

The Company may not make capital expenditures, other than the following capital expenditures, among others:

a.

Capital expenditures without restrictions when related to (i) capital expenditures used in emergency unscheduled repairs and maintenance; (ii) capital expenditures to be financed by third parties through advance payments from customers and (iii) capital expenditures to be financed by capital contributions in cash or by the issuance of subordinated debt.

b.

Capital expenditures incurred in connection with maintenance activities, up to a maximum annual amount of US$ 26 million in 2004, increasing up to US$ 58 million in 2010 and subsequent years while the restructured debt remains outstanding. However, if in any fiscal year the total amount of capital expenditures is lower than the specified maximum amounts, the difference may be added to the maximum amount of the subsequent year.

c.

Capital expenditures not included in a. and b., out of an initial amount of US$ 75 million which may be increased when early payments of debt principal are made based on liquidity surplus accomplished at the end of each fiscal year.

d.

Any capital expenditures without any restriction from December 15, 2008, if the consolidated debt ratio (as defined in the new debt obligations) is lower than 3.00.

iii)

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) an early cash surplus amortization payment is made and the additional interest payments, if any is required, in respect of the Tranche B debt obligations is made and, (iii) the consolidated coverage ratio at the closing of each annual or quarterly financial statement is higher than 2.70 in fiscal year 2005 (this minimum increases up to 3.00 for fiscal year 2009 and thereafter). The consolidated coverage ratio is the quotient of the consolidated adjusted EBITDA to the consolidated interest expense (as each of those terms is defined in the new debt obligations for the purpose of calculating the ratio).

The aggregate amount of management fee and dividends paid shall not exceed US$ 15 million for fiscal years 2005 and 2006, US$ 20 million for fiscal year 2007 and US$ 25 million for fiscal year 2008 and subsequent years, as long as the new debt obligations remain outstanding.

iv)

Restriction of asset sales: TGS shall not carry out any asset sales unless (i) the sale operation involves a non-regulated asset and is carried out as an arms-length transaction, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or a cash equivalent. Additionally, the proceeds obtained from non-regulated asset sales shall be used to repay the new debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction, or the total amount of the sales made during the fiscal year does not exceed US$ 3 million.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company's natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs should be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established at the time of privatization and could be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs could be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Emergency Law.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. This unit conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. At the end of 2003, the UNIREN and TGS discussed preliminary documents, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussions, (ii) a draft agenda was outlined in order to deal with main issues such as costs, investment programs and financing, rates of return and tariffs, etc, and (iii) a schedule which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which provides for, among other things, a tariff increase of 10% effective as from 2005, an overall tariff review to become effective beginning 2007 and requires TGS’s abandonment and the abandonment of its shareholders of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, as well a mandatory requirement that the Company holds the Argentine government harmless from any claim or lawsuit filed by its shareholders.

As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it choosing instead to seek to reach an overall agreement with UNIREN by the end of 2004 (in line with what had been originally outlined by UNIREN in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

During a hearing held on April 27, 2005, UNIREN reaffirmed its offer of a 10% tariff increase and its proposal to continue the process of the overall tariff revision, so that the resulting tariff adjustments will come into effect during 2006. Regarding the abandonment of claims against the Argentine government resulting from the Public Emergency Law, UNIREN outlined a first stage that included the postponement of the potential claims by the Company and its shareholders, prior to a renegotiation of the License, to be followed by the abandonment of any such claims by TGS or its shareholders to any claim or lawsuit, and the agreement to hold harmless the Argentine government. TGS informed UNIREN that, regarding the original proposal, it is imperative to negotiate an overall agreement of the License and, since some points of the UNIREN proposal required improvement, the Company expressed its willingness to continue discussing it.

In June and November 2005, TGS received two proposals from UNIREN which are in line with the previous one. It also established, as an additional condition, the Company’s abandonment and of any of its shareholders, from any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase is insufficient and committed not to make any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement is reached. Moreover, TGS stated that is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they have not initiated nor do they have the intention of initiating in the future a claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., has been initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and it would consider resigning to its claim only in the case that Ponderosa would be fairly compensated.

In accordance with the last extension, the validity of the Public Emergency Law is as of December 31, 2006.

The NGL production and commercialization and Other services segment is not regulated by the ENARGAS, and as it is provided in the Transfer Contract, is organized as a branch within the Company, keeping accounting information separately.

The License establishes, among other restrictions, that the Company will not be able to afford CIESA´s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of said company.

b)

Gas Electronic Market (“MEG”)

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues. Notwithstanding the MEG started its operations in August 2005, it has not started yet with respect to the transactions related to natural gas transportation and distribution.

c)

Expansion of the gas transportation system

In light of the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree N° 180/04 and Resolution N° 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a trust fund (“the Trust Fund”) which aim is to finance gas transportation system expansions.

To that end in April 2006, the Ministry of Federal Planning and Public Service, the Federal Energy Bureau and gas transporters, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 20 millions of cubic meters per day (“MMm3/d”), of which approximately 6.5 MMm3/d correspond to TGS system. In a first stage, this expansion would be for an additional transportation capacity of 3.3 MMm3/d and would be fulfilled between 2007 and 2008. The investment would be financed by the shippers who subscribed the additional capacity.

d)

Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

i)

  the net proceeds of a new competitive bidding.

8.

COMMON STOCK AND DIVIDENDS

a)

General

The Company was incorporated on November 24, 1992 with a capital stock of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to Ps. 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to Ps. 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994 approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by Ps. 237,186 to a total of Ps. 794,495 in Argentine pesos of that date.

As of March 31, 2006 the Company’s common stock that has been subscribed, paid in and issued is as follows:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class “A” common shares	405,192,594
Class “B” common shares	389,302,689
Total common shares	794,495,283

The Argentine Government initially held a 27% shareholding interest in the Company represented solely by class “B” shares. Such class “B” common shares were sold in two stages: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered in the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding interest in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company’s common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic’s authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit.  This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax revenues, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the new debt agreements. (For further information, see Note 6- Covenants).

9.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against the Company for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the Company’s pipeline. The Company denied the claim on the grounds that it acquired the rights to these compressor plants as part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, an initial judgement was rendered upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular No. 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the initial judgment and ordered the Company to pay the fair value of such plants based on an expert’s assessment to be performed and decided to defer the litigation expenses until the compressor plants’ fair value resulting from the expert’s assessment could be determined. The Company has recorded such plants as "Property, plant and equipment, net", valued at Ps.  4.3 million based on the replacement cost of similar compressor equipment. Moreover, in October 2001, the Company filed an ordinary and extraordinary appeal before the Supreme Court of Justice (“SCJ”). In August 2003, the SCJ sustained GdE’s claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets (such price to be determined by a court appointed expert) plus interest and litigation expenses. The court-appointed experts assessed the price of the compressor plants at approximately Ps. 13.2 million and in September 2004, the court of original jurisdiction ordered TGS to pay the amount determined by the experts plus VAT, interest and litigation expenses. Subsequently, TGS appealed against the sentence before the Chamber of Appeals, which ordered that the amount that TGS paid at the moment of the privatization with respect to one of the plants had to be discounted from the amount assessed by the court-appointed experts. As of March 31, 2006, TGS owes Ps. 25.6 million, net of cost of the Ps. 17.9 million resulting from the expansion carried out in the Cordillerano Pipeline, which belongs to the Argentine Federal Government, according to Decree N°959/04.

The remaining balance will be paid partially by TGS through a cost compensation of an additional expansion of the Cordillerano Pipeline that will be carried out during the next months, as agreed with the Ministry of Federal Planning, Public Investment and Services and the Energy Bureau. The closing balance, resulting from this compensation, will be settled after said expansion is finished.

b)

In the framework of the Tax Agreement subscribed by the National Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales benefited from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution N° 4,560/3, denied the exemption and requested the payment of the tax related to revenues accrued as from the year 2002. In October 2003, TGS filed an administrative appeal before the Tax Court of the Province of Buenos Aires; the resolution is still pending as of the date of the issuance of these consolidated interim financial statements.

In November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge with respect to the inclusion of the NGL production and commercialization activity under the tax exemption mentioned before.

As of March 31, 2006, TGS recorded a provision of Ps. 22.1 million based on the estimative payment to be made in case this claim were solved in an unfavorable manner.

c)

In February 2005, the CNV determined that some notes issued in 2004 (see Note 6) for US$ 178 million did not fulfill the requirements provided by article 56 of the Chapter VI of the CNV Rules and the Resolution No. 470. Therefore, if CNV’s interpretation prospers those notes would not be entitled to the benefits of the tax exemption provided by the Law No. 23,576 and thus, the Company might be exposed to a contingency for the payment of the withholding income tax corresponding to the interests paid.

On February 18, 2005, TGS filed an appeal before the CNV alleging sufficient grounds to support the applicability of the Art 56 of the Chapter VI of the CNV Rules and the Resolution No. 470/04.

The CNV responded against the Company’s appeal and on July 8, 2005, TGS filed an appeal before the Ministry of Economy. This ministry has not issued a determination as of the date of the issuance of these consolidated interim financial statements.

d)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered into the Technical Assistance Agreement with EPCA, in compliance with the provisions of the Bid Package and the Transfer Contract. The term of the Technical Assistance Agreement is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in Note 1 includes a term which provides for the assignment of the Technical Assistance Agreement in favor of Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras is in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount.

As of March 31, 2006 and December 31, 2005, the outstanding balance corresponding to the Board of Directors´ compensations amounted to Ps. 33 and Ps. 96, respectively. On the other hand, the accrued amounts for such compensations, as of March 31, 2006 and 2005, were Ps. 136 and Ps. 72, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of March 31, 2006 and December 31, 2005 is as follows:

	03/31/2006		12/31/2005
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	37	-	-	-
Petrobras Energía	7,116	10,859	5,622	2,840
Affiliates with significant influence:
Link	93	-	192	-
TGU	291	-	259	-
Other related companies:
PIFC	43,300	-	68,599	-
Área Santa Cruz II U.T.E.	426	-	345	-
Quintana y Otros U.T.E.	1,577	-	945	-
Refinor S.A.	845	-	834	-
WEB S.A.	1,219	-	914	-
Petrolera Santa Fe S.A.	-	2,138	39	2,138
Total	54,904	12,997	77,749	4,978

The detail of significant transactions with related parties for the three-month periods ended March 31, 2006 and 2005 is as follows:

Three-month period ended March 31, 2006

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas Purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	21
CIESA	-	-	-	-	-	31
Petrobras Energía	6,256	6,686	4,198	2,807	12,479	-
Affiliates with significant influence:
Link	-	-	233	-	-	-
TGU	-	-	99	-	-	-
Other related companies:
PIFC	-	172,231	-	-	-	-
Refinor S.A.	-	-	585	-	-	-
Quintana y Otros U.T.E.	781	-	-	-	-	-
WEB S.A.	753	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	566	-	-	-
Total	7,790	178,917	5,681	2,807	12,479	52

Three-month period ended March 31, 2005

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas Purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	21
CIESA	-	-	-	-	-	31
Petrobras Energía	6,527	5,832	3,988	155	7,875	-
Affiliates with significant influence:
Link	-	-	214	-	-	-
TGU	-	-	164	-	-	-
EGS	-	-	307	-	-	-
Other related companies:
PIFC	-	80,487	-	-	-	-
Refinor S.A.	-	-	476	-	-	-
Quintana y Otros U.T.E.	775	-	-	-	-	-
WEB S.A.	747	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	337	-	-	-
Total	8,049	86,319	5,486	155	7,875	52

11.

SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to render telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which links TGS’s gas transportation system with Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS's pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

In September 2002, TGS invested Ps. 5 in the acquisition of a 49% equity interest in TGU, a company incorporated in Uruguay. Its corporate purpose is the rendering of services of operation, inspection, and assist in case of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche.

EGS:

In September 2003, EGS, a company registered in Argentina was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).  The main business of EGS is the construction, ownership and operation of the pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

João Bezerra

                                                                                                                    Chairman

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 AND 2005

INTANGIBLE ASSETS, NET

		2006										2005
		Original cost				Amortization						
								Expense for the period				
Deferred charges		Beginning of the year	Additions	Decreases	End of the period	Accumulated at beginning of the year	Decreases	Amount	Rate %	Acummulated at the end of the period	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs	(1)	66,974	-	-	66,974	66,974	-	-	(3)	66,974	-	7,759
License acquisition costs		1,173	-	-	1,173	470	-	58 (2)	(3)	528	645	880
Total 2006		68,147	-	-	68,147	67,444	-	58		67,502	645	
Total 2005		68,147	-	-	68,147	56,862	-	2,646		59,508		8,639

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately Ps. 26,647.
(2) Included in "Operating costs". See Exhibit H.
(3) See Note 2.k).

João Bezerra
Chairman

EXHIBIT C

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

NON-CURRENT INVESTMENTS

	03/31/2006											12/31/2005
	Description of securities					Issuer information						
							Last financial statements issued					
e and issuer	Face value	Amount	Cost	Book value		Main business	Date	Common stock	Net income / (loss) for the year	Shareholder's equity	% of Common Stock	Book value
Link S.A.	$1	502,962	503	216	(1)	Pipeline´s construction and operation services	12/31/05	1.026	3,560	9,618	49.00	678 (1)
.sporte y Servicios de Gas en guay S.A.	Ps. Uru. 1	196,000	5	152	(2)	Pipeline maintenance	12/31/05	28	(147)	253	49.00	215 (2)
rendimientos de Gas Sur S.A.	$1	116,130	116	8		Pipeline´s construction and operation services	12/31/05	237	(47)	16	49.00	96
				376								989

ncludes the elimination of intercompany profits. See Note 2.i).
ncludes the proportional participation in the "Currency translation adjustment" of the financial statements of the company.

João Bezerra
Chairman

EXHIBIT D

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

CURRENT INVESTMENTS

	03/31/2006	12/31/2005
Government bonds in foreign currency	11,247	8,386
Private bonds in foreign currency	121,349	109,639
Mutual funds in local currency	36,487	38,080
Mutual funds in foreign currency	277,301	107,243
Bank account in foreign currency	173	11,137
Bank account in local currency	-	900
Fixed-term deposit in foreign currency	216,743	235,141
Total current investments	663,300	510,526

João Bezerra
Chairman

EXHIBIT G

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

FOREIGN CURRENCY ASSETS AND LIABILITIES

	03/31/2006					12/31/2005		
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS								
Cash and deposits in banks	US$	169	3.042	(1)	514	US$	182	545
Investments, net	US$	206,053	3.042	(1)	626,813	US$	157,602	471,546
Trade receivables, net	US$	30,152	3.042	(1)	91,722	US$	31,719	94,903
Other receivables	US$	3,767	3.042	(1)	11,459	US$	2,016	6,032
					730,508			573,026
NON-CURRENT ASSETS								
Trade receivables	US$	4,986	3.042	(1)	15,166	US$	6,147	18,393
Property, plant and equipment, net	US$	2,247	3.042		6,835	US$	3,536	10,580
	XEU	262	3.6875	(1)	966	XEU	177	626
					22,967			29,599
					753,475			602,625
CURRENT LIABILITIES								
Accounts payable	US$	7,353	3.082	(2)	22,662	US$	8,164	24,753
	XEU	4	3.7363	(2)	15	XEU	83	298
Loans	US$	52,408	3.082	(2)	161,521	US$	39,332	119,255
Other liabilities	US$	175	3.082		539	US$	175	531
					184,737			144,837
NON-CURRENT LIABILITIES								
Accounts payable	US$	5,160	3.082	(2)	15,906	US$	5,680	17,221
Loans	US$	784,600	3.082	(2)	2,418,136	US$	796,980	2,416,443
					2,434,042			2,433,664
					2,618,779			2,578,501

(1) Buying exchange rate as of March 31, 2006.
(2) Selling exchange rate as of March 31, 2006.

US$: United States of America dollars
XEU: Euros

João Bezerra
Chairman

EXHIBIT I

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2006

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

(Stated in thousands of Argentine constant Pesos as described in Note 2.b.)

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
Without specified maturity	-	186,636	-	42,261
With specified maturity				
* Past due				
Until 03-31-05	-	1,175	202	-
From 04-01-05 to 06-30-05	-	3,153	-	-
From 07-01-05 to 09-30-05	-	1,097	-	-
From 10-01-05 to 12-31-05	-	7,036	-	-
From 01-01-06 to 03-31-06	-	12,755	-	-
Total past due	-	25,216	202	-
* Non-due:				
From 04-01-06 to 06-30-06	663,300	178,267	60,130	156,658
From 07-01-06 to 09-30-06	-	2,791	30,987	1,551
From 10-01-06 to 12-31-06	-	2,174	33,300	4,091
From 01-01-07 to 03-31-07	-	3,711	36,912	2,725
During 2007 (rest of the year)	-	2,602	127,096	3,653
During 2008	-	2,775	253,572	5,299
During 2009	-	2,489	325,424	5,819
During 2010	-	2,232	373,037	1,135
From 2011 onwards	-	6,146	1,339,007	-
Total non-due	663,300	203,187	2,579,465	180,931
Total with specific maturity	663,300	228,403	2,579,667	180,931
Total	663,300	415,039	2,579,667	223,192

(1) Includes mutual funds and bank accounts. Such investments bear floating interest rates.

(2) Includes trade receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 20,188 which bear interests at 5.52% semiannually rate. From the total credits without specific maturity, Ps. 2,744 correspond to current assets and Ps.183,892 to non-current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. Other liabilities without specified maturity correspond to current liabilities.

João Bezerra
Chairman

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

1.

We have reviewed the accompanying consolidated interim balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of March 31, 2006 and the related consolidated interim statements of income, of changes in shareholders’ equity and of cash flows for each of the three-month periods ended March 31, 2006 and 2005. The preparation and issuance of these interim financial statements are the responsibility of the Company’s management.

2.

We conducted our review in accordance with standards established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.

The changes in Argentine economic conditions and the amendments to the License under which the Company operates made by the National Government mentioned in Note 7., mainly the suspension of the original tariff adjustment regime, affect the Company’s economic and financial equation, generating uncertainty as to the future development of the regulated business. Besides, Management is in the process of renegotiating certain terms of the License with the National Government, and has prepared the projections to determine the recoverable value of its non-current assets based on forecasts of the outcome of such process.  We are not in a position to anticipate whether the assumptions used by management to prepare the projections will take place in the future and consequently whether the recoverable value of certain non-current assets will exceed their respective net carrying values.

4.

Based on our review and the examination of the consolidated financial statements of the Company for the years ended December 31, 2005 and 2004, on which we issued our report dated February 8, 2006, containing exceptions due to the circumstances mentioned in paragraph 3, we report that:

a)

the consolidated interim financial statements of Transportadora de Gas del Sur S.A. as of March 31, 2006 and 2005 as mentioned in paragraph 1, are prepared in accordance with auditing standards generally accepted in the Autonomous City of Buenos Aires, considering all significant facts and circumstances that we are aware of, and that in such matter we do not have other observations, apart from that mentioned in paragraph 3;

b)

the information included for comparative purposes as of December 31, 2005, derives from the audited Consolidated Financial Statements of Transportadora de Gas del Sur S.A. at such date.

1.

The accompanying consolidated interim financial statements are presented on the basis of accounting principles generally accepted in Argentina which differ from accounting principles generally accepted in other countries, including the United States of America.

Autonomous City of Buenos Aires,

May 4, 2006

PRICE WATERHOUSE & CO. S.R.L. by (Partner)

                 Ruben O. Vega

#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Footnotes